UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

12/F No. 3 Building, 700 Yishan Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Jazy Zhang

	Name:	Jazy Zhang
	Title:	Chief Financial Officer

Date: June 6, 2013

Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP INC. – SELLING SHAREHOLDER PRICES SECONDARY OFFERING OF ADSS

Shanghai, China, June 6, 2013 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today that Vogel Holding Group Limited (“Selling Shareholder”), an affiliate of Mr. Yuzhu Shi, the chairman of Giant, has agreed to sell 11,000,000 American depositary shares (“ADSs”) at a price of $7.25 per ADS pursuant to a previously announced underwritten public offering. The selling shareholder has granted to underwriter in the offering, a 30-day option to purchase up to an additional 1,650,000 ADSs. Giant will not receive any proceeds from the sale of ADSs in this offering. Morgan Stanley is acting as the sole bookrunner for the offering.

The offering is being made under Giant’s currently effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on June 4, 2013. Before you invest, you should read the base prospectus in that registration statement and the preliminary prospectus supplement and other documents Giant has filed with the SEC for more complete information about Giant and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. The Company’s final prospectus supplement, when available, may also be obtained from the Securities and Exchange Commission’s website at: http://www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Giant may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Giant’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Giant’s filings with the U.S. Securities and Exchange Commission, including its registration statements on F-3 and 20-F, in each case as amended. Giant does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

FOR IMMEDIATE RELEASE

ABOUT GIANT INTERACTIVE GROUP INC.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Giant Online, XT Online, The Golden Land, Elsword, Allods Online and World of Xianxia.

Investor Contacts:

Giant Interactive Group Inc. Rich Chiang, IR Director T: +86-21-3397-9959 E: ir@ztgame.com www.ga-me.com	Giant Interactive Group Inc. Kristie Chen, IR Manager T: +86-21-3397-9971 E: ir@ztgame.com www.ga-me.com

Fleishman-Hillard Hon Gay Lau T: +852-2530-0228 E: giantinteractive@fleishman.com

Exhibit 99.2

Giant Interactive Group Inc.

(a Cayman Islands exempted limited liability company)

                 American Depositary Shares

Each Representing One Ordinary Share

(Par Value US$0.0000002 Per Ordinary Share)

UNDERWRITING AGREEMENT

            , 2013

Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London E14 4QA

United Kingdom

as Representative of the several Underwriters named in Schedule A hereto

Ladies and Gentlemen:

Giant Interactive Group Inc., an exempted limited liability company incorporated under the laws of the Cayman Islands (the “Company”), and Vogel Holding Group Limited, a company established in the British Virgin Islands (the “Selling Shareholder”), confirm their respective agreements with each of the Underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom Morgan Stanley & Co. International plc is acting as the representative (in such capacity, the “Representative”), with respect to (i) the sale by the Selling Shareholder, and the purchase by the Underwriters, acting severally and not jointly, of an aggregate of                  American Depositary Shares (“ADSs” or the “Initial Securities”), each ADS representing one ordinary share of the Company, par value US$0.0000002 per share (the “Ordinary Shares”), and (ii) the grant by the Selling Shareholder to the Underwriters of the option described in Section 2(b) hereof to purchase all or any part of                  additional ADSs to cover over-allotments, if any. (the “Option Securities”). The respective amounts of the Initial Securities to be so purchased from the Selling Shareholder by the several Underwriters are set forth opposite their names in Schedule A hereto. The Initial Securities and the Option Securities are hereinafter referred to, collectively, as the “Securities.” Unless the context otherwise requires, each reference to the Initial Securities, the Option Securities or the Securities herein also includes the ordinary shares represented by such Securities.

The Company and the Selling Shareholder understand that the Underwriters propose to make a public offering of the Securities in the United States as soon as the Representative deem advisable after this Agreement has been executed and delivered. Solely for purposes of this Agreement, the term “China” refers to the People’s Republic of China excluding Taiwan, The Hong Kong Special Administrative Region (“Hong Kong”) and The Macau Special Administrative Region.

The ADSs purchased by the Underwriters will be evidenced by American Depositary Receipts (“ADRs”) issued pursuant to the deposit agreement dated as of November 6, 2007 (the “Deposit Agreement”), entered into among the Company, Citibank N.A., as depositary (the “Depositary”), and all owners and beneficial owners from time to time of the ADSs.

The terms that follow, when used in this Agreement, shall have the meanings indicated.

“1933 Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“1933 Act Regulations” shall mean the rules and regulations of the Commission under the 1933 Act.

“1934 Act” shall mean the United States Securities and Exchange Act of 1934, as amended and the rules and regulations of the Commission promulgated thereunder.

“1934 Act Registration Statement” shall mean the registration statement on Form 8-A (File No. 001-33759) under the 1934 Act to register, under Section 12(b) of the 1934 Act, the Ordinary Shares and the ADSs.

“ADS Registration Statement” shall mean the registration statement on Form F-6 (File No. 333-146776) filed by the Company, including all exhibits thereto, each as amended at the time such part of the registration statement became effective.

“Applicable Time” means 9:30 pm (New York City time) on             , 2013 or such other time as agreed by the Company and the Representative.

“Base Prospectus” shall mean the base prospectus contained in the Registration Statement at the Execution Time.

“Commission” shall mean the Securities and Exchange Commission.

“General Disclosure Package” shall mean (i) the Base Prospectus, (ii) the Preliminary Prospectus used most recently prior to the Execution Time, (iii) the Issuer Free Writing Prospectuses, if any, identified in Schedule D hereto, (iv) the pricing information set forth in Schedule B hereto and (v) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the General Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Preliminary Prospectus” shall mean any preliminary prospectus supplement to the Base Prospectus referred to in this Agreement which is used prior to the filing of the Prospectus, together with the Base Prospectus.

“Prospectus” shall mean the prospectus supplement relating to the Securities that was first filed pursuant to Rule 424(b) after the Execution Time, together with the Base Prospectus.

“Registration Statement” shall mean the registration statement on Form F-3 (File No. 333-189094) filed by the Company, including exhibits and financial statements and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B, as amended on each Effective Date and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean such registration statement as so amended.

“Rule 430A Information” shall mean information with respect to the Securities and the offering thereof permitted to be omitted from the Registration Statement when it becomes effective pursuant to Rule 430A.

To the extent there are no additional Underwriters listed on Schedule A other than you, the term Representative as used in this Agreement shall mean you, as the Underwriter. The use of the neuter in this Agreement shall include the feminine and masculine wherever appropriate.

Any reference herein to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 which were filed or furnished under the 1934 Act on or before the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Prospectus, as the case may be; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the filing of any document under the 1933 Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Prospectus, as the case may be, deemed to be incorporated therein by reference.

SECTION 1. Representations and Warranties.

(a)	Representations and Warranties by the Company. The Company represents and warrants to each Underwriter as of the date hereof, the Applicable Time, the Closing Time referred to in Section 2(c) hereof, and as of each Date of Delivery (if any) referred to in Section 2(b) hereof, and agrees with each Underwriter, as follows:

(i)	Compliance with Registration Requirements.

The Company meets the requirements for use of Form F-3 under the Act and has prepared and filed with the Commission an automatic shelf registration statement, as defined in Rule 405 promulgated under the 1933 Act on Form F-3, including a related Base Prospectus, for registration under the 1933 Act of the offering and sale of the Securities. Such Registration Statement, including any amendments thereto filed prior to the Execution Time, became effective upon filing. The Company may have filed with the Commission, as part of an amendment to the Registration Statement or pursuant to Rule 424(b), one or more preliminary prospectus supplements relating to the Securities, each of which has previously been furnished to you. The Company will file with the Commission a final prospectus supplement relating to the Securities in accordance with Rule 424(b). As filed, such final prospectus supplement shall contain all information required by the 1933 Act and the rules thereunder, and, except to the extent the Representative shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Execution Time or, to the extent not completed at the Execution Time, shall contain only such specific additional information and other changes (beyond that contained in the Base Prospectus and any Preliminary Prospectus) as the Company has advised you, prior to the Execution Time, will be included or made therein. The Registration Statement, at the Execution Time, meets the requirements set forth in Rule 415(a)(1)(x). The initial Effective Date of the Registration Statement was not earlier than the date three years before the Execution Time.

On each Effective Date, the Registration Statement did, and when the Prospectus is first filed in accordance with Rule 424(b) and on the Closing Date (as defined herein) the Prospectus (and any supplement thereto) will, comply in all material respects with the applicable requirements of the 1933 Act and the 1934 Act and the respective rules thereunder; on each Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing pursuant to Rule 424(b) and on the Closing Date, the Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The General Disclosure Package does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(i) At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the 1933 Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Sections 13 or 15(d) of the 1934 Act or form of prospectus), (iii) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Securities in reliance on the exemption in Rule 163, and (iv) at the Execution Time (with such date being used as the determination date for purposes of this clause (iv)), the Company was or is (as the case may be) a “well-known seasoned issuer” as defined in Rule 405 promulgated under the 1933 Act. The Company agrees to pay the fees required by the Commission relating to the Securities within the time required by Rule 456(b)(1) promulgated under the 1933 Act without regard to the provisions therein and otherwise in accordance with Rules 456(b) and 457(r) promulgated under the 1933 Act.

(i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) promulgated under the 1933 Act of the Securities and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405 promulgated under the 1933 Act), without taking account of any determination by the Commission pursuant to Rule 405 promulgated under the 1933 Act that it is not necessary that the Company be considered an Ineligible Issuer.

Each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified.

The Company has filed with the Commission the ADS Registration Statement for the registration under the 1933 Act of the offering and sale of the ADSs. The Company may have filed one or more amendments thereto, each of which has previously been furnished to you. The ADS Registration Statement at the time of its effectiveness did comply and on the Closing Date, will comply, in all material respects with the applicable requirements of the Act and the rules thereunder and at the time of its Effective Date and at the Execution Time, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(ii)	Financial Statements. The financial statements included in the Registration Statement, the General Disclosure Package and the Prospectus, together with the related schedules and notes, comply as to form in all material respects with the requirements of Regulation S-X under the 1934 Act, and present fairly the financial position of the Company and its consolidated Affiliated Entities (as defined in (v) below) at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated Affiliated Entities for the periods specified; and said financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis throughout the periods involved. The supporting schedules present fairly in accordance with GAAP the information required to be stated therein. The selected financial data and the summary financial information included in the Registration Statement, the General Disclosure Package and the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included in the Registration Statement.

(iii)	No Material Adverse Change in Business. Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus, except as otherwise stated therein, (A) there has been no material adverse change in the business, properties, condition, financial or otherwise, or in the earnings, business affairs or prospects of the Company and the Affiliated Entities taken as a whole, whether or not arising in the ordinary course of business (a “Material Adverse Effect”), (B) there have been no transactions entered into by the Company or any of the Affiliated Entities, that are material with respect to the Company and the Affiliated Entities taken as a whole, (C) Except as disclosed in the General Disclosure Package and the Prospectus, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its share capital, (D) there has been no material adverse change in the share capital, long-term indebtedness, consolidated net current assets or shareholders’ equity, consolidated net revenues or the total or per-share amounts of net income of the Company and the Affiliated Entities, and (E) there has been no obligation, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Affiliated Entity, which is material to the Company and the Affiliated Entities taken as a whole.

(iv)	Good Standing of the Company. The Company has been duly organized and is validly existing as a limited liability company in good standing under the laws of the Cayman Islands and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and the Prospectus and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

(v)	Good Standing of Subsidiaries and Affiliated Entities. The Company does not own or control, directly or indirectly, any corporation, association or entity other than Shanghai Giant Glorious Mission Information Technology Co., Ltd., Glorious Mission Network Technology Co., Ltd. and the companies listed on Exhibit 8.1 to the Form 20-F for the fiscal year ended December 31, 2012 filed with the Commission on April 18, 2013 (all such corporations, associations or entities are hereinafter referred to, collectively, as the “Affiliated Entities” and, individually, an “Affiliated Entity”). Each of the Affiliated Entities has been duly organized and is validly existing in good standing (where applicable) under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and the Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing (where applicable) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing (where applicable) would not result in a Material Adverse Effect; and all of the issued and outstanding capital stock or equity interests, as applicable, of each Affiliated Entity has been duly authorized and validly issued, and is fully paid and non-assessable. None of the outstanding shares of capital stock or equity interests, as applicable of any of the Affiliated Entities was issued in violation of the preemptive or similar rights of any security holder of such entity. The only subsidiaries and affiliated entities of the Company are the Affiliated Entities. Except as otherwise described in the General Disclosure Package and the Prospectus, the issued and outstanding capital stock or equity interests, as applicable of each of the Affiliated Entities owned by the Company, directly or through subsidiaries, is free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity.

(vi)	Capitalization. The Securities and all other outstanding share capital of the Company have been duly authorized; the authorized and outstanding share capital of the Company conform to the description in the General Disclosure Package and the Prospectus and, upon the sale of the Initial Securities, the Company shall have an authorized and outstanding share capital as set forth under the Capitalization Table in the Capitalization section of the Prospectus; all outstanding share capital of the Company are, and, when the Securities and the underlying Ordinary Shares have been issued, delivered and paid for in accordance with this Agreement and the Deposit Agreement at the Closing Time or each Date of Delivery, as the case may be, such Securities will have been validly issued, fully paid and nonassessable and will conform to the information in the General Disclosure Package and to the description of such Securities contained in the Prospectus; the shareholders of the Company have no preemptive rights, or have waived any such rights, with respect to the Securities, and none of the outstanding share capital of the Company, including the Ordinary Shares to be purchased by the Underwriters from the Selling Shareholder, have been issued in violation of any preemptive or similar rights of any security holder; upon payment of the purchase price in accordance with this Agreement at the Closing Time or each Date of Delivery, the Depositary or its nominee, as the registered holder of the Ordinary Shares represented by the Securities, will be, subject to the terms of the Deposit Agreement, entitled to all the rights of a shareholder conferred by the Memorandum and Articles of Association of the Company; except as disclosed in the General Disclosure Package and the Prospectus and subject to the terms and provisions of the Deposit Agreement, there are no restrictions on transfers of Ordinary Shares represented by the Securities or the Securities under the laws of the Cayman Islands or the United States, as the case may be; and the Ordinary Shares represented by the Securities may be freely deposited by the Company with the Depositary or its nominee against issuance of ADRs evidencing the Securities as contemplated by the Deposit Agreement.

(vii)	Possession of Licenses and Permits. Except as otherwise described in the General Disclosure Package and the Prospectus, (A) the Company and the Affiliated Entities possess such necessary permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate national, provincial, local or foreign regulatory agencies or bodies and have made all necessary filings required under any applicable law, regulation or rule necessary to conduct the business now operated by them; (B) the Company and the Affiliated Entities are in compliance with the terms and conditions of all such Governmental Licenses; all of the Governmental Licenses are valid and in full force and effect; and (C) neither the Company nor any of the Affiliated Entities is in violation of, or in default under, or has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses; except in each case which, singly or in the aggregate, if subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(viii)	SAFE Compliance. Except as otherwise described in the General Disclosure Package and the Prospectus, the Company has taken all reasonable steps to comply with, and to ensure compliance by all of the Company’s shareholders who are PRC residents or PRC citizens with any applicable rules and regulations of the State Administration of Foreign Exchange (the “SAFE Rules and Regulations”), including, without limitation, taking reasonable steps to ensure compliance by each shareholder that is, directly owned or controlled by, a PRC resident or PRC citizen to complete any registration and other procedures required under applicable SAFE Rules and Regulations.

(ix)	M&A Rules. The Company is aware of and has been advised as to, the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange of China on August 8, 2006 (the “M&A Rules”), in particular the relevant provisions thereof that purport to require offshore special purpose vehicles formed for the purpose of obtaining a stock exchange listing outside of China and controlled directly or indirectly by PRC companies or natural persons, to obtain the approval of the CSRC prior to the listing and trading of their securities on stock exchange located outside of China; the Company has received legal advice specifically with respect to the M&A Rules from its PRC counsel and the Company understands such legal advice; and the Company has fully communicated such legal advice from its PRC counsel to each of its directors that signed the Registration Statement and each such director has confirmed that he or she understands such legal advice.

The sale of the Ordinary Shares and the Securities, the listing and trading of the Securities on the New York Stock Exchange and the consummation of the transactions contemplated by this Agreement and the Deposit Agreement are not and will not be, as of the date hereof, at the Closing Time on each Date of Delivery, affected by the M&A Rules or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the M&A Rules, including the guidance and notices issued by the CSRC on September 8 and September 21, 2006 (collectively, the “M&A Rules and Related Clarifications”).

Except as described in the General Disclosure Package and the Prospectus and as of the date hereof, the M&A Rules and Related Classifications do not require the Company to obtain the approval of the CSRC prior to the sale of the Ordinary Shares and the Securities, the listing and trading of the Securities on the New York Stock Exchange, or the consummation of the transactions contemplated by this Agreement or the Deposit Agreement.

The statements set forth in the General Disclosure Package and the Prospectus under the captions “Risk Factors” and “Regulation” are fair and accurate summaries of the matters described therein, and (i) no material information has been omitted from such summaries that would make the same misleading, and (ii) nothing has come to the attention of the Company that would lead it to believe that such summary may be misleading in any material respect or that the CSRC is taking any action to require the Company to seek their approval for the consummation of the transactions contemplated under this Agreement or that would otherwise have a Material Adverse Effect.

(x)	Independent Accountants. Ernst & Young Hua Ming LLP, who have certified the financial statements filed with the Commission as part of the Registration Statement, are independent public accountants as required by the 1933 Act and the 1933 Act Regulations.

(xi)	Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles and public policy relating to indemnity.

(xii)	Authorization of Deposit Agreement. The Deposit Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the Depositary, constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; upon due issuance by the Depositary of the ADRs evidencing the Securities against the deposit of the underlying Ordinary Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement; and the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof contained in the General Disclosure Package and the Prospectus. There has been no change in the Company’s agreement with the Depositary in connection with any pre-release of the Company’s ADRs and no such change is currently contemplated.

(xiii)	Listing. The ADSs have been approved for listing on the New York Stock Exchange. The Ordinary Shares are registered pursuant to Section 12(b) of the 1934 Act, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Ordinary Shares under the 1934 Act or delisting the ADSs from the NYSE, nor has the Company received any notification that the Commission or the NYSE is contemplating terminating such registration or listing.

(xiv)	Absence of Existing Defaults and Conflicts. Except as otherwise described in the General Disclosure Package, neither the Company nor any of the Affiliated Entities is (A) in violation of its Organizational Documents (as defined below), (B) in default (or with the giving of notice or lapse of time would be in default) in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of the Affiliated Entities is a party or by which it or any of them is bound, or to which any of the property or assets of the Company or any Affiliated Entity is subject (collectively, “Agreements and Instruments”) and solely with respect to this Clause (B) which default would have a Material Adverse Effect, (C) in violation of any laws, regulations, rules, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any Affiliated Entities or any of their assets, properties or operations except as otherwise described in the General Disclosure Package and the Prospectus, or (D) in breach or in default of any of the Government Licenses, except for any such default or violation that would not individually or in the aggregate, have a Material Adverse Effect.

(xv)	Absence of Existing Defaults and Conflicts Resulting from the Transaction. The execution, delivery and performance of this Agreement and the Deposit Agreement, and the consummation of the transactions contemplated herein or therein and in the Registration Statement (including the issuance and sale of the Securities and the Ordinary Shares represented by the Securities and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Affiliated Entity pursuant to, the Agreements and Instruments, nor will such action result in (A) any violation of the provisions of Organizational Documents of the Company or any Affiliated Entity, (B) any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any Affiliated Entity or any of their assets, properties or operations, or (C) any breach of default of the Governmental Licenses. As used herein, “Organizational Documents” means, with respect to any person, the memorandum of association, articles of association, articles of incorporation, certificate of incorporation, bylaws and any charter, partnership agreements, joint venture agreements or other organizational documents of such entity and any amendments thereto. A “Repayment Event” means any event or condition that gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any Affiliated Entity.

(xvi)	Absence of Labor Dispute. No labor dispute with the employees of the Company or any Affiliated Entity exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of the Affiliated Entities or any Affiliated Entity’s principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

(xvii)	Absence of Proceedings. Except as otherwise disclosed in the General Disclosure Package and the Prospectus, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened or contemplated, against or affecting the Company or any Affiliated Entity, that is required to be disclosed in the Registration Statement, or which might result in a Material Adverse Effect, or which might materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in this Agreement or the Deposit Agreement or the performance by the Company of its obligations hereunder or thereunder; and the aggregate of all pending legal or governmental proceedings to which the Company or any Affiliated Entity is a party or of which any of their respective property or assets is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, could not result in a Material Adverse Effect.

(xviii)	Contractual Arrangement. The description of the corporate structure of the Company and the various contracts among the Company and any of the Affiliated Entities or any of their respective shareholders, as the case may be, (each a “Corporate Structure Contract” and collectively the “Corporate Structure Contracts”), as set forth in the General Disclosure Package and the Prospectus under the caption “Corporate Structure,” and “Related Party Transactions” and filed as Exhibits 4.7 to 4.13 to the Form 20-F for fiscal year ended December 31, 2012 filed with the SEC on April 18, 2013, is true and accurate in all material respects and nothing has been omitted from such description which would make it misleading in any material respect. There is no other agreement, contract or other document relating to the corporate structure of the Company and the Affiliated Entities which has not been previously disclosed or made available to the Underwriters and, to the extent material to the Company, disclosed in the General Disclosure Package and the Prospectus. Each Corporate Structure Contract is in full force and effect and none of the parties thereto is in breach or default in the performance of any of the terms or provisions of such Corporate Structure Contract. None of the parties to any of the Corporate Structure Contracts has sent or received any communication regarding termination of, or intention not to renew, any of the Corporate Structure Contracts, and no such termination or non-renewal has been threatened or is being contemplated by any of the parties thereto.

(xix)	Authorization of Contractual Arrangements. Each Corporate Structure Contract has been duly authorized, executed and delivered by the parties thereto and constitutes a valid and legally binding obligation of the parties thereto, enforceable in accordance with its terms, subject, as to the enforceability, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor’s rights and to general equity principles. Except as otherwise described in the General Disclosure Package and the Prospectus, no consent, approval, authorization, or order of, or filing or registration with, any person (including any governmental agency or body or any court) is required for the performance of the obligations under any Corporate Structure Contract by the parties thereto, except such as have been already obtained. Except as otherwise provided herein or described in the General Disclosure Package and the Prospectus, the corporate structure of the Company (including the shareholding structure of each of the Affiliated Entities) complies, and after the consummation of the offering and sale of the Securities, will comply, with all applicable PRC laws, rules and regulations and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations; the corporate structure of the Company (including the shareholding structure of each of the Affiliated Entities) has not been challenged by any PRC governmental agency or body, and there are no legal, arbitration, governmental or other proceedings (including, without limitation, governmental investigations or inquiries) pending before or to the knowledge of the Company, threatened or contemplated by any PRC governmental agency or body in respect of such corporate structure of the Company.

(xx)	Absence of Defaults and Conflicts Resulting from Contractual Arrangements. The execution, delivery and performance of each Corporate Structure Contract by the parties thereto do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Affiliated Entity pursuant to, the Agreements and Instruments, nor will such action result in (A) any violation of the provisions of Organizational Documents of the Company or any Affiliated Entity, (B) any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any Affiliated Entity or any of their assets, properties or operations, or (C) any breach of default of the Governmental Licenses.

(xxi)	Accurate Disclosure. The statements in the General Disclosure Package and the Prospectus under the headings “Risk Factors,” “Use of Proceeds,” “Dividend Policy,” “Enforceability of Civil Liabilities,” “Regulation,” “Management,” “Related Party Transactions,” “Description of Share Capital,” “Description of American Depositary Shares,” “Taxation” and “Underwriting,” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings and present the material information required to be shown.

(xxii)	Accuracy of Exhibits. There are no contracts or other documents of a character required to be described in the Registration Statement, the ADS Registration Statement, any Rule 462(b) Registration Statement or the General Disclosure Package or required to be filed as exhibits to the Registration Statement or the ADS Registration Statement, that have not been described and filed as required.

(xxiii)	Possession of Intellectual Property. Except as otherwise disclosed in the General Disclosure Package and the Prospectus, the Company and the Affiliated Entities own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) as described in the General Disclosure Package and the Prospectus or which are necessary to carry on the business now operated by them, and neither the Company nor any of the Affiliated Entities has infringed or is infringing the intellectual property of a third party or has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of the Affiliated Entities therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate would result in a Material Adverse Effect.

(xxiv)	Absence of Further Requirements. Except as otherwise disclosed in the General Disclosure Package and the Prospectus, no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any person (including any court or governmental authority or agency) is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement or the Deposit Agreement, except such as have been already obtained or as may be required under applicable securities laws.

(xxv)	Absence of Manipulation. Neither the Company nor any of the Affiliated Entities nor any of their respective directors, officers, affiliates or controlling person has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(xxvi)	Title to Property. The Company and the Affiliated Entities have good and marketable title to all real property owned by the Company and the Affiliated Entities and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind; and all of the leases and subleases held by the Company and the Affiliated Entities are valid, subsisting, enforceable and in full force and effect except for the registration of the real property lease contracts with the competent local real property administrations (failure of such registrations will not result in invalidation of the leases), and neither the Company nor any Affiliated Entity has any notice of any claim that has been asserted by anyone adverse to the rights of the Company or any Affiliated Entity under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Affiliated Entity to the continued possession of the leased or subleased premises under any such lease or sublease.

(xxvii)	Investment Company Act. The Company is not required to register as an “investment company” under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(xxviii)	Registration Rights and Other Rights. Except as disclosed in the General Disclosure Package and the Prospectus, there are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the 1933 Act.

Except as disclosed in the General Disclosure Package and the Prospectus, (A) no person has the right, contractual or otherwise, to cause the Company to issue or sell to it any Ordinary Shares or any other share capital of or other equity interests in the Company, (B) no person has any preemptive rights, resale rights, rights of first refusal or other rights to purchase any Ordinary Shares or any other share capital of or other equity interests in the Company and (C) no person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Ordinary Shares; and (D) no person has the right, contractual or otherwise, to cause the Company to register under the Act any Ordinary Shares or any other share capital of or other equity interests in the Company, or to include any such shares or interests in the Registration Statement or the offering contemplated by the Registration Statement.

(xxix)	Accounting Controls. The Company, the Affiliated Entities, their respective officers and directors, in their capacities as such, and the Company’s Board of Directors (the “Board”) as well as the Audit Committee (“Audit Committee”), Compensation Committee and Corporate Governance and Nominating Committee of the Board are in compliance with Sarbanes-Oxley and all applicable rules and regulations promulgated under the 1934 Act, other than with respect to waivers to such rules and regulations available to the Company by virtue of its being a foreign private issuer. The Company and the Affiliated Entities, taken as a whole, maintain a system of internal controls, including, but not limited to, disclosure controls and procedures, internal controls over accounting matters and internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act), an internal audit function and legal and regulatory compliance controls (collectively, the “Internal Controls”) that comply with the Securities Laws and are sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization, (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (E) the Company has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity, (F) the Company has adopted and applies corporate governance guidelines, and (G) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement is accurate. The Internal Controls are overseen by the Audit Committee in accordance with the rules of the New York Stock Exchange (“Exchange Rules”). Except as disclosed in the Company’s registration statement on Form F-1 (File No. 333-146681) and annual report on Form 20-F for the year ended December 31, 2007 filed with the Commission on June 18, 2008, the Company has not publicly disclosed or reported to the Audit Committee or the Board, and within the next 135 days the Company does not reasonably expect to publicly disclose or report to the Audit Committee or the Board, a significant deficiency, material weakness, change in the Internal Controls or fraud involving management or other employees who have a significant role in the Internal Controls (each, an “Internal Control Event”), any violation of, or failure to comply with, the Securities Laws, or any matter which, if determined adversely, would have a Material Adverse Effect. Each of the Company’s independent directors meets the criteria for “independence” under Sarbanes-Oxley and the Exchange Rules. The Company and the Affiliated Entities, taken as a whole, in respect of provisions of Sarbanes-Oxley that are not but will later become applicable to them, are taking necessary steps or will take necessary steps in order to be in compliance with such other provisions of Sarbanes-Oxley when these provisions become applicable to them, at all times.

“Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the 1933 Act, the 1934 Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the Exchange Rules.

(xxx)	XBRL. The interactive data in eXtensbile Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(xxxi)	Disclosure Controls. The Company has established and maintains and evaluates “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the 1934 Act) that comply with the requirements of the 1934 Act. Such disclosure controls and procedures have been designed to ensure that material information relating to the Company and the Affiliated Entities is made known to the Company’s principal executive officer and principal financial officer by others within those entities, and such disclosure controls and procedures are effective to perform the functions for which they were established.

(xxxii)	Absence of Accounting Issues. Except as disclosed in the General Disclosure Package and the Prospectus, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and the Company is not reviewing or investigating, and neither the Company’s independent auditors nor its internal auditors have recommended that the Company review or investigate, (i) adding to, deleting, changing the application of, or changing the Company’s disclosure with respect to, any of the Company’s material accounting policies, (ii) any matter that could result in a restatement of the Company’s financial statements for any annual or interim period during the current or prior three fiscal years, or (iii) any significant deficiency, material weakness, change in Internal Controls or fraud involving management or other employees who have a significant role in Internal Controls.

(xxxiii)	Critical Accounting Policies. The section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the General Disclosure Package and the Prospectus accurately and fairly describes (A) accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult, subjective or complex judgments (“Critical Accounting Policies”), (B) judgments and uncertainties affecting the application of the Critical Accounting Policies, and (C) the likelihood that materially different amounts would be reported under different conditions or using different assumptions and an explanation thereof; and the Company’s management have reviewed and agreed with the selection, application and disclosure of the Critical Accounting Policies as described in the General Disclosure Package and the Prospectus, and have consulted with its independent accountants with regards to such disclosure.

(xxxiv)	Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or the Affiliated Entities or any of their respective directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(xxxv)	Payment of Taxes. The Company and the Affiliated Entities have filed all material tax returns that are required to have been filed by them pursuant to applicable federal, state, national, provincial, local and non-U.S. tax law, and have paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and the Affiliated Entities, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined.

(xxxvi)	Insurance. The Company and the Affiliated Entities carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business in China, and all such insurance is in full force and effect. The Company has no reason to believe that it or any Affiliated Entity will not be able (A) to renew its existing insurance coverage as and when such policies expire, or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect. Neither the Company nor any of the Affiliated Entities has been denied any insurance coverage which it has sought or for which it has applied.

(xxxvii)	Statistical and Market-Related Data. Any statistical and market-related data included in the Registration Statement, the General Disclosure Package and the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate, and, except to the extent that a written consent for the use of data released by the relevant PRC government authority is not required under PRC law, the Company has obtained any required consent to the use of such data from such sources and such consent has not been revoked.

(xxxviii)	Forward-Looking Statement. Each “forward-looking statement” (within the meaning of Section 27A of the 1944 Act or Section 21E of the 1934 Act) contained in the General Disclosure Package and the Prospectus has been made or reaffirmed with a reasonable basis and in good faith.

(xxxix)	Dividend Payment. Except as disclosed in the General Disclosure Package and the Prospectus, no subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company.

(xl)	Payments in Foreign Currency. Except as disclosed in the General Disclosure Package and the Prospectus, under current laws and regulations of the Cayman Islands and any political subdivision thereof, all dividends and other distributions declared and payable on the Securities and the underlying Ordinary Shares may be paid by the Company to the holder thereof in United States dollars and freely transferred out of the Cayman Islands and all such payments made to holders thereof or therein who are non-residents of the Cayman Islands will not be subject to income, withholding or other taxes under laws and regulations of the Cayman Islands, or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in the Cayman Islands or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in the Cayman Islands or any political subdivision or taxing authority thereof or therein.

(xli)	Business Practices. Neither the Company nor any of the Affiliated Entities, nor any director, officer, or employee, nor, to the Company’s knowledge after due inquiry, any agent or representative of the Company or of any of the Affiliated Entities, has taken or will take any action in furtherance of an unlawful offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage, in connection with affairs of the Company or any of the Affiliated Entities; and the Company and the Affiliated Entities have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(xlii)	Sanctions.

(i) Neither the Company nor any of the Affiliated Entities, nor any director, officer, or employee thereof, nor, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of the Affiliated Entities, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:

(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) , the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Sudan and Syria).

(xliii)	Anti-Money Laundering Laws. The operations of the Company and the Affiliated Entities are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and the Affiliated Entities conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Affiliated Entities with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(xliv)	No Finder’s Fee. Except pursuant to this Agreement, neither the Company nor any of the Affiliated Entities has incurred any liability for any brokerage commission, finder’s fee or other like payment in connection with the execution and delivery of this Agreement or the consummation of the transaction contemplated hereby or by the Registration Statement.

(xlv)	Related Party Transactions. During the past three years, there have been no material relationships or transactions between the Company or any of the Affiliated Entities on one hand and their respective 10% or greater shareholders, affiliates, directors or officers, or any affiliates or members of the immediate families of such persons, on the other hand, that are not disclosed in the General Disclosure Package and the Prospectus.

(xlvi)	Passive Foreign Investment Company. Based on the Company’s current projected income, assets and activities, the Company does not expect to be a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1297(a) of the United States Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder for the taxable year ending December 31, 2013, or in the foreseeable future under current laws and regulations.

(xlvii)	Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the 1933 Act.

(xlviii)	No Transaction or Other Taxes. Except as disclosed in the General Disclosure Package and the Prospectus, no transaction, stamp, capital or other registration, transaction, transfer or withholding taxes or duties are payable in China, the British Virgin Islands and the Cayman Islands by or on behalf of the Underwriters to any PRC, British Virgin Islands or Cayman Islands taxing authority in connection with (A) the sale and delivery of the Ordinary Shares represented by the Securities by the Selling Shareholder, the issuance of the Securities by the Depositary, and the delivery of the Securities to or for the account of the Underwriters, (B) the purchase from the Selling Shareholder and the initial resale and delivery by the Underwriters of the Securities to purchasers thereof, (C) the deposit of the Ordinary Shares with the Depositary and the Custodian (as defined in the Deposit Agreement) and the issuance and delivery of the ADRs evidencing the Securities, or (D) the execution and delivery of this Agreement.

(xlix)	Proper Form of Agreements. This Agreement and the Deposit Agreement are in proper form under the laws of the Cayman Islands for the enforcement thereof against the Company in accordance with the laws of the Cayman Islands and, to ensure the legality, validity, enforceability or admissibility into evidence in the Cayman Islands of this Agreement and the Deposit Agreement, it is not necessary that this Agreement, the Deposit Agreement, the General Disclosure Package, the Prospectus or any other document be filed or recorded with any court or other authority in the Cayman Islands or that any Cayman Islands stamp duty or similar tax be paid on or in respect of this Agreement, the Deposit Agreement or any other document to be furnished hereunder or thereunder.

(l)	Validity of Choice of Law. The choices of the law of the State of New York as the governing law of this Agreement and the Deposit Agreement are valid choices of law under the laws of the Cayman Islands, the British Virgin Islands and China and will be honored by courts in the Cayman Islands, the British Virgin Islands and China, subject to compliance with relevant civil procedural requirements (which do not involve a re-examination of the merits of the claim) in China. The Company has the power to submit, and pursuant to Section 15 of this Agreement and Section 7.6 of the Deposit Agreement, has irrevocably submitted, to the personal jurisdiction of each United States federal court and New York state court located in the Borough of Manhattan, in The City of New York, New York, United States (each, a “New York Court”), and the Company has the power to designate, appoint and authorize, and pursuant to Section 15 of this Agreement and Section 7.6 of the Deposit Agreement, has irrevocably designated, appointed and empowered an authorized agent for service of process in any action arising out of or relating to this Agreement, the Deposit Agreement or the Securities in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 15 of this Agreement and Section 7.6 of the Deposit Agreement.

(li)	No Immunity. Neither the Company or any Affiliated Entity nor any of their respective properties, assets or revenues has any right of immunity under Cayman Islands, the British Virgin Islands, PRC, New York or United States federal law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Cayman Islands, British Virgin Islands, PRC, New York or United States federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement, the Deposit Agreement or the Securities; and, to the extent that the Company, or any Affiliated Entity or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, each of the Company and the Affiliated Entities waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 15 of this Agreement and Section 7.6 of the Deposit Agreement.

(lii)	Judgment Currency. Any final judgment for a fixed sum of money rendered by a New York Court having jurisdiction under New York law in respect of any suit, action or proceeding against the Company based upon this Agreement or the Deposit Agreement would be recognized and enforced against the Company by Cayman Islands courts without re-examining the merits of the case under the common law doctrine of obligation; provided that (A) adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard, (B) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the Cayman Islands, (C) such judgments were not obtained by fraudulent means and do not conflict with any other valid judgment in the same matter between the same parties, and (D) an action between the same parties in the same matter is not pending in any Cayman Islands court at the time the lawsuit is instituted in the foreign court.

(liii)	No Unapproved Marketing Documents. The Company has not distributed and, prior to the later of the Closing Time or any Date of Delivery and completion of the distribution of the Securities, will not distribute any offering material in connection with the offering and sale of the Securities other than any preliminary prospectus, the Prospectus, any Issuer Free Writing Prospectus to which the Representative has consented in accordance with this Agreement and any Issuer Free Writing Prospectus set forth on Schedule D hereto.

(liv)	Employee Benefits. Except as disclosed in the General Disclosure Package and the Prospectus, the Company and the Affiliated Entities have no obligation to provide retirement, death or disability benefits to any of the present or past employees of the Company or any Affiliated Entity, or to any other person; and the Company and the Affiliated Entities are in compliance with all applicable laws relating to employee benefits.

(lv)	No Broker-Dealer Affiliation. Except as disclosed in the General Disclosure Package and the Prospectus, there are no affiliations or associations between any member of the FINRA and the Company or any of the officers or directors of the Company or the Affiliated Entities, or holders of 5% or greater of the securities of the Company.

(lvi)	No Additional Sale of Securities. Except as disclosed in the General Disclosure Package and the Prospectus or issuance of shares pursuant to the Company’s existing share option plan, the Company has not sold, issued or distributed any shares during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A, Regulation D or Regulation S promulgated under the 1933 Act.

(lvii)	Lock-Up Agreement. Each of Mr. Yuzhu Shi and Ms. Jing Shi as set forth on Schedule C hereto has furnished to the Representative, prior to the date of this Agreement, a letter or letters, substantially in the form of Exhibit D hereto (each such letter a “Lock-Up Agreement”).

(b)	Representations and Warranties by the Selling Shareholder. The Selling Shareholder represents and warrants to each Underwriter as of the date hereof, the Applicable Time and the Closing Time, and agrees with each Underwriter, as follows:

(i)	Accurate Disclosure. To the best knowledge of such Selling Shareholder, the representations and warranties contained in Section 1(a) are true and correct; such Selling Shareholder has reviewed the Registration Statement, the General Disclosure Package and the Prospectus and none of the General Disclosure Package, the Prospectus or any amendments or supplements thereto (including any prospectus wrapper) includes any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and such Selling Shareholder is not prompted to sell the Securities to be sold by such Selling Shareholder hereunder by any material information concerning the Company or any Affiliated Entity of the Company which is not disclosed in the General Disclosure Package or the Prospectus.

(ii)	Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by or on behalf of such Selling Shareholder.

(iii)	Noncontravention. The execution and delivery of this Agreement and the sale and delivery of the Securities to be sold by such Selling Shareholder and the consummation of the transactions contemplated herein and compliance by such Selling Shareholder with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default under, or result in the creation or imposition of any tax, lien, charge or encumbrance upon the Securities to be sold by such Selling Shareholder or any property or assets of such Selling Shareholder pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which such Selling Shareholder is a party or by which such Selling Shareholder is bound, or to which any of the property or assets of such Selling Shareholder is subject, nor will such action result in any violation of the provisions of Organizational Documents of such Selling Shareholder, if applicable, or any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over such Selling Shareholder or any of its properties.

(iv)	Valid Title. Such Selling Shareholder has, and at the Closing Time and each Date of Delivery will have (A) valid title to the Ordinary Shares underlying the Securities to be sold by such Selling Shareholder, free and clear of all security interests, claims, liens, equities or other encumbrances and (B) the legal right and power and any authorizations and approvals required by law, to enter into this Agreement and the Deposit Agreement and to sell, transfer and deliver the Securities to be sold by such Selling Shareholder.

(v)	Ordinary Shares Freely Depositable. The Ordinary Shares represented by the Securities to be sold by such Selling Shareholder may be freely deposited by such Selling Shareholder with the Depositary or with the Custodian as agent for the Depositary in accordance with the Deposit Agreement against the issuance of ADRs evidencing the Securities representing such Ordinary Shares so deposited by such Selling Shareholder.

(vi)	Security Interests. Upon payment for the Securities to be sold by such Selling Shareholder under this Agreement and the crediting of such Securities to a securities account maintained by the Representative at The Depository Trust Company (the “DTC”) or its nominee, the Underwriters will acquire a securities entitlement (within the meaning of Section 8-501 of the New York Uniform Commercial Code (the “UCC”) with respect to such Securities, and no action based on an “adverse claim” (as defined in Section 8-102 of the UCC) may be asserted against the Underwriters with respect to such securities entitlement if, at such time, the Underwriters do not have notice of any adverse claim within the meaning of Section 8-105 of the UCC.

(vii)	Absence of Manipulation. Such Selling Shareholder has not taken, and will not take, directly or indirectly, any action which is designed to or which has constituted or would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(viii)	Absence of Further Requirements. No filing with, or consent, approval, authorization, order, registration, qualification or decree of, any court or governmental authority or agency, domestic or foreign, is necessary or required for the performance by such Selling Shareholder of its obligations hereunder, or in connection with the sale and delivery of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under applicable securities laws.

(ix)	No Association with the FINRA. Neither such Selling Shareholder nor any of its affiliates directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, or is a person associated with, any member firm of the FINRA.

(x)	No Conflicting Obligations. The Ordinary Shares to be sold by such Selling Shareholder hereunder are subject to the interest of the Underwriters, and the obligations of such Selling Shareholder hereunder shall not be terminated by any act of such Selling Shareholder, by operation of law or the occurrence of any other event.

(xi)	No Finder’s Fee. Other than as contemplated herein, there are no contracts, agreements or understandings between such Selling Shareholder and any person that would give rise to a valid claim against such Selling Shareholder or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with this offering.

(xii)	No Stamp or Transaction Taxes. No transaction, stamp, capital or other issuance, registration, transaction, transfer or withholding taxes or duties are payable by or on behalf of the Underwriters in connection with (A) the sale and delivery of the Ordinary Shares represented by the Securities by such Selling Shareholder, the issuance of the Securities by the Depositary, and the delivery of such Securities to or for the account of the Underwriters, (B) the purchase from such Selling Shareholder and the initial sale and delivery by the Underwriters of the Securities to purchasers thereof, (C) the deposit by such Selling Shareholder of the Ordinary Shares with the Depositary and the Custodian (as defined in the Deposit Agreement) and the issuance and delivery of the ADRs evidencing the Securities, or (D) other than nominal stamp duty if this Agreement is executed in or brought into the Cayman Islands, the execution and delivery of this Agreement.

(xiii)	No Other Marketing Documents. Such Selling Shareholder has not distributed and will not distribute, prior to the later of the Closing Time or the latest Date of Delivery and the completion of the Underwriters’ distribution of the Securities, any offering material in connection with the offering and sale of the Securities by such Selling Shareholder, including any free writing prospectus.

(xiv)	No Registration Rights. Other than as disclosed in the General Disclosure Package, such Selling Shareholder does not have, or has waived prior to the date hereof, any registration or other similar rights to have any equity or debt securities registered for sale by the Company under the Registration Statement or included in this offering.

(xv)	No Pre-emptive Rights. Such Selling Shareholder does not have, or has waived prior to the date hereof, any preemptive right, right of first refusal or other similar right to purchase any of the Securities that are to be sold by the Company to the Underwriters pursuant to this Agreement; and such Selling Shareholder does not own any warrants, options or similar rights to acquire, and does not have any right or arrangement to acquire, any capital shares, right, warrants, options or other securities from the Company, other than those described in the General Disclosure Package and the Prospectus.

(xvi)	Sanctions.

(i) Neither such Selling Shareholder nor any of its subsidiaries, nor any director, officer, or employee thereof, nor, to such Selling Shareholder’s knowledge, any agent, affiliate or representative of such Selling Shareholder or any of its subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:

(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) , the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Sudan and Syria).

(ii) Such Selling Shareholder will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(xvii)	Anti-Money Laundering Laws. The operations of such Selling Shareholder and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where such Selling Shareholder and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving such Selling Shareholder or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of such Selling Shareholder, threatened.

(c)	Officer’s Certificates. Any certificate signed by any officer of the Company or any of the Affiliated Entities delivered to the Representative or to the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby; and any certificate signed by or on behalf of such Selling Shareholder as such and delivered to the Representative or to the Underwriters pursuant to the terms of this Agreement shall be deemed a representation and warranty by such Selling Shareholder to the Underwriters as to the matters covered thereby.

SECTION 2. Sale and Delivery to Underwriters; Closing.

(a)	Initial Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Selling Shareholder agrees to sell to each Underwriter the number of Initial Securities set forth opposite the name of such Selling Shareholder in Schedule A, and each Underwriter, severally and not jointly, agrees to purchase from the Selling Shareholder, at the price per ADS set forth in Schedule B (which price shall reflect all underwriting discounts and commissions agreed to be paid by the Selling Shareholder to the Underwriters), the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof. The number of Initial Securities to be purchased by each Underwriter from the Selling Shareholder shall be as nearly as practicable in the same proportion to the total number of Initial Securities being sold by the Selling Shareholder as the number of Initial Securities being purchased by each Underwriter bears to the total number of Initial Securities to be sold hereunder.

(b)	Option Securities. In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Selling Shareholder hereby grants an option to the Underwriters to purchase up to an additional Option Securities, at the price per ADS set forth in Schedule B, less an amount per ADS equal to any dividends or distributions declared by the Company and payable on the Initial Securities but not payable on the Option Securities. The option hereby granted will expire 30 days after the date hereof and may be exercised in whole or in part from time to time only for the purpose of covering over-allotments which may be made in connection with the offering and distribution of the Initial Securities upon notice by the Representative to the Company and the Selling Shareholder setting forth the number of Option Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities. Any such time and date of delivery (a “Date of Delivery”) shall be determined by the Representative, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time, as hereinafter defined. If the option is exercised as to all or any portion of the Option Securities, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total number of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter bears to the total number of Initial Securities, subject in each case to such adjustments as the Representative in their discretion shall make to eliminate any sales or purchases of fractional shares.

(c)	Payment. The Selling Shareholder will deliver the Initial Securities to or as instructed by the Representative for the accounts of the several Underwriters through the facilities of the DTC in a form reasonably acceptable to the Representative against payment of the purchase price by the Underwriters in Federal (same day) funds by official bank check or checks or wire transfer to an account at a bank acceptable to the Selling Shareholder and the Representative drawn to the order of the Company, at 9:00 A.M., (New York City time), on the third (fourth, if the pricing occurs after 4:30 P.M. (New York City time) on any given day) business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or at such other time not later than seven business days after such date as shall be agreed upon by the Representative and the Company and the Selling Shareholder (such time and date of payment and delivery being herein called the “Closing Time”).

In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for, and delivery of, such Option Securities shall be made on each Date of Delivery as specified in the notice from the Representative to the Company and the Selling Shareholder.

The parties to this Agreement understand that each Underwriter has authorized the Representative, for each such Underwriter’s account, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Securities and the Option Securities, if any, that it has agreed to purchase. The Representative, individually and not as a Representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Initial Securities or the Option Securities, if any, to be purchased by any Underwriter whose funds have not been received by the Closing Time or such Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder.

(d)	Denominations; Registration. The ADRs evidencing the Initial Securities and the Option Securities, if any, shall be in definitive form, in such denominations and registered in such names as the Representative may request in writing at least one full business day before the Closing Time or such Date of Delivery, as the case may be.

SECTION 3. Covenants of the Company and the Selling Shareholder.

(a)	The Company covenants with each Underwriter as follows:

(i)	Compliance with Securities Regulations and Commission Requests. The Company, subject to Section 3(a)(ii), will comply with the requirements of Rule 430A, and will notify the Representative immediately, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement, the 1934 Act Registration Statement or the ADS Registration Statement shall become effective, or any supplement to the Prospectus (including any prospectus wrapper) or any amended Prospectus shall have been filed, (ii) of the receipt of any comments from the Commission, (iii) of any request by the Commission for any amendment to the Registration Statement, the 1934 Act Registration Statement, the ADS Registration Statement or any amendment or supplement to the Prospectus or for additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement, the 1934 Act Registration Statement, the ADS Registration Statement or of any order preventing or suspending the use of any preliminary prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(e) of the 1933 Act concerning the Registration Statement or the ADS Registration Statement and (v) if the Company becomes the subject of a proceeding under Section 8A of the 1933 Act in connection with the offering of the Securities. The Company will effect the filings required under Rule 424(b), in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)), and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus.

The Company will use its best efforts to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

(ii)	Filing of Amendments and 1934 Act Documents. The Company will give the Representative notice of its intention to file or prepare any amendment to the Registration Statement, the ADS Registration Statement or the 1934 Act Registration Statement (including any filing under Rule 462(b) of the 1933 Act Regulations) or any amendment, supplement or revision to Preliminary Prospectus or the Prospectus, and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters shall reasonably object. The Company has given the Representative notice of any filings made pursuant to the 1934 Act or rules and regulations of the Commission under the 1934 Act within 48 hours prior to the Applicable Time; and the Company will give the Representative notice of its intention to make any such filing from the Applicable Time to the Closing Time and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters shall reasonably object.

(iii)	Delivery of Registration Statements. The Company has furnished or will deliver to the Representative and counsel for the Underwriters, without charge, signed copies of the Registration Statement, the ADS Registration Statement and the 1934 Act Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith) and signed copies of all consents and certificates of experts, and will also deliver to the Representative, without charge, conformed copies of the Registration Statement, the ADS Registration Statement and the 1934 Act Registration Statement as originally filed and of each amendment thereto (without exhibits) for each of the Underwriters. The copies of the Registration Statement, the ADS Registration Statement, the 1934 Act Registration Statement and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR.

(iv)	Delivery of Prospectuses. The Company has delivered to each Underwriter, without charge, as many copies of each preliminary prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. The Company will furnish to each Underwriter, without charge, during the period when the Prospectus is required to be delivered under the 1933 Act, such number of copies of the Prospectus (as amended or supplemented) as such Underwriter may reasonably request. The Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR.

(v)	Continued Compliance with Securities Laws. The Company will comply with the 1933 Act and the 1933 Act Regulations so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and in the Prospectus. If at any time when a prospectus is required by the 1933 Act to be delivered in connection with sales of the Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Company, to amend the Registration Statement or the ADS Registration Statement or amend or supplement the Prospectus in order that the Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of such counsel, at any such time to amend the Registration Statement or the ADS Registration Statement or amend or supplement the Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly prepare and file with the Commission, subject to Section 3(a)(ii), such amendment or supplement or Issuer Free Writing Prospectus as may be necessary to correct such statement or omission or to make the Registration Statement, the ADS Registration Statement or the Prospectus comply with such requirements, and the Company will furnish to the Underwriters such number of copies of such amendment, supplement or Issuer Free Writing Prospectus as the Underwriters may reasonably request. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement or the ADS Registration Statement relating to the Securities or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances, prevailing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(vi)	Blue Sky Qualifications. The Company will use its best efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions within or outside of the United States as the Representative may designate and to maintain such qualifications in effect for a period of not less than one year from the later of the effective date of the Registration Statement and any Rule 462(b) Registration Statement; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(vii)	Rule 158. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its shareholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(viii)	Listing. The Company will use its best efforts to effect and maintain the listing of the ADSs (including the Securities) on the New York Stock Exchange.

(ix)	Restriction on Sale of ADSs and Ordinary Shares. For the period of 90 days after the date of this Agreement (the “Lock-Up Period”), the Company will not, without the prior written consent of the Representative on behalf of the Underwriters, (i) directly or indirectly, offer, sell, contract to sell, announce the intention to sell, issue, pledge, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any ADSs, Ordinary Shares underlying the ADSs or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares (the “Lock-up Securities”), (ii) file or publicly disclose its intention to file any registration statement under the 1933 Act with respect to any of the foregoing, or (iii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-up Securities, whether any such swap or transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of the Lock-Up Securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the sale and transfer of the ADSs and the underlying Ordinary Shares in the current offering, (B) the issuance of share options or restricted shares to the Company’s directors, officers and employees in accordance with and in the amounts specified in the Company’s existing share option plan, (C) the issuance of the Ordinary Shares upon the exercise of employee share options or restricted shares existing on the date of the Prospectus.

Notwithstanding the foregoing, if (1) during the last 17 days of the Lock-Up Period the Company releases earnings results or material news about the Company or a material event relating to the Company occurs, or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will make an earnings release or it becomes aware that material news about the Company will be released or a material event will occur during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed in this clause (x) shall continue to apply until the expiration of the 18-day period beginning on the release of the earnings results or the material news or the occurrence of the material event. The Company will promptly provide the Representative with notice of any announcement described in clause (2) of the preceding sentence that gives rise to an extension of the Lock-Up Period.

(x)	Reporting Requirements. The Company, during the period when the Prospectus is required to be delivered under the 1933 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder. During the five-year period after the date of this Agreement, the Company will furnish to the Representative and, upon request, to each of the other Underwriters, as soon as practicable after the end of each fiscal year, a copy of its annual report to stockholders for such year; and the Company will furnish to the Representative (i) as soon as available, a copy of each report of the Company filed with the Commission under the 1934 Act or mailed to stockholders, and (ii) from time to time, such other information concerning the Company as the Representative may reasonably request. However, so long as the Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the 1934 Act and is timely filing reports with the Commission on its EDGAR reporting system, it is not required to furnish such reports or statements filed through EDGAR to the Underwriters.

(xi)	Performance of Obligations. The Company will use its best efforts to do and perform all things required to be done or performed under this Agreement by the Company prior to the Closing Time and each Date of Delivery and to satisfy all conditions precedent to the delivery of the Initial Securities and the Option Securities.

(xii)	No Stabilization. The Company will not take, and will cause its affiliates (within the meaning of Rule 144 under the 1933 Act) not to take, directly or indirectly, any action that constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Securities.

(xiii)	SAFE Compliance. The Company shall comply with the SAFE Rules and Regulations, and shall use best efforts to ensure compliance by all of its shareholders that are, or that are directly owned or controlled by, PRC residents or PRC citizens, with any applicable SAFE Rules and Regulations, including without limitation, requesting each such shareholder, that is directly owned or controlled by, a PRC resident or PRC citizen, to complete any registration and other procedures required under applicable SAFE Rules and Regulations (if applicable).

(xiv)	Transfer Restrictions. The Company shall at all times maintain transfer restrictions with respect to the Company’s ADSs and Ordinary Shares that are subject to transfer restrictions pursuant to this Agreement and the Lock-Up Agreements and shall ensure compliance with such restrictions on transfer of restricted ADSs and Ordinary Shares.

(xv)	Deposit Agreement. The Company will comply with the terms of the Deposit Agreement.

(xvi)	Cayman Islands Approvals. The Company agrees (i) not to attempt to avoid any judgment obtained by it or denied to it in a court of competent jurisdiction outside the Cayman Islands, (ii) following the consummation of the offering of the Securities, it will use its best efforts to obtain and maintain all approvals required in the Cayman Islands to pay and remit outside the Cayman Islands all dividends declared by the Company and payable on the Ordinary Shares, and (iii) it will use its best efforts to obtain and maintain all approvals required in the Cayman Islands for the Company to acquire sufficient foreign exchange for the payment of dividends and all other relevant purposes.

(b)	The Selling Shareholder covenants with each Underwriter as follows:

(i)	W-9 / W-8 Form. Such Selling Shareholder agrees to procure delivery to the Representative on or prior to the Closing Time a properly completed and executed United States Treasury Department Form W-9 or applicable Form W-8 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof).

(ii)	Interest of Underwriters. Such Selling Shareholder understands that the Securities to be sold by such Selling Shareholder hereunder are subject to the interests of the Underwriters and that the obligations of such Selling Shareholder hereunder shall not be terminated by any act of such Selling Shareholder, by operation of law, by the death or incapacity of any individual Selling Shareholder or, in the case of a trust, by the death or incapacity of any executor or trustee or the termination of such trust, or the occurrence of any other event.

(iii)	Material Event. Such Selling Shareholder agrees to notify promptly the Company and the Representative if, at any time prior to the date on which the distribution of the Securities as contemplated herein and in the Prospectus has been completed, as determined by the Representative, such Selling Shareholder has knowledge of the occurrence of any event relating to such Selling Shareholder as a result of which the Prospectus, the Registration Statement or the ADS Registration Statement, in each case as then amended or supplemented, would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein (except in the case of the Registration Statement), in the light of the circumstances under which they were made not misleading.

(iv)	Further Agreement. Such Selling Shareholder agrees to cooperate to the extent necessary to cause the Registration Statement, the ADS Registration Statement or any post-effective amendment thereto to become effective at the earliest practical time and to do and perform all things to be done and performed under this Agreement prior to the Closing Time and to satisfy all conditions precedent of such Selling Shareholder to the delivery of the Securities and underlying Ordinary Shares to be sold by such Selling Shareholder pursuant to this Agreement.

(v)	Taxes. Such Selling Shareholder agrees to pay, or cause to be paid all taxes, if any, or the transfer and sale of the Securities being sold by such Selling Shareholder.

(c)	Issuer Free Writing Prospectuses. Each of the Company and the Selling Shareholder represents and agrees that, unless it obtains the prior consent of the Representative, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Representative, it has not made and will not make any offer relating to the Securities that would constitute an “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405 of the 1933 Act Regulations, required to be filed with the Commission or, in the case of the Selling Shareholder, whether or not required to be filed with the Commission. Any such free writing prospectus consented to by the Company and the Representative is hereinafter referred to as a “Permitted Free Writing Prospectus.” Each of the Company and the Selling Shareholder represents that it has treated or agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission when required, legending and record keeping.

SECTION 4. Payment of Expenses and Fees.

(a)	Expenses. The Selling Shareholder agrees to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) and the ADS Registration Statement as originally filed and of each amendment thereto, (ii) the preparation and delivery of the documents that may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the ADRs evidencing the Securities to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters, (iv) the fees and disbursements of counsels, accountants and other advisors to the Company and the Selling Shareholder, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(a)(vi) hereof, including filing fees in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of the Preliminary Prospectus, any Permitted Free Writing Prospectus and of the Prospectus and any amendments or supplements thereto, (vii) the fees and expenses of any transfer agent or registrar for the Securities, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the officers of the Company and any such consultants, and the cost of aircraft and other transportation chartered in connection with the road show, (ix) the filing fees incident to the review by the FINRA, if any, of the terms of the sale of the Securities, (x) the fees and expenses incurred in connection with the listing of the Securities on the New York Stock Exchange, (xi) the costs and expenses of qualifying the Securities for inclusion in the book-entry settlement system of the DTC and (xii) the costs and expenses (including without limitation any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Securities made by the Underwriters caused by a breach of the representation contained in the third paragraph of Section 1(a)(i).

(b)	Termination of Agreement. If this Agreement is terminated by the Representative in accordance with the provisions of Section 5, Section 9(a) or Section 11 hereof, the Company shall, in addition to paying the amounts described in Section 4(a) above, reimburse the Underwriters for all of their documented out-of-pocket expenses, but not including the fees and disbursements of counsels to Underwriters.

SECTION 5. Conditions of Underwriters’ Obligations. The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company and the Selling Shareholder contained in Section 1 hereof or in certificates of any officer of the Company or any Affiliated Entity of the Company or on behalf of the Selling Shareholder delivered pursuant to the provisions hereof, to the performance by the Company and the Selling Shareholder of their covenants and other obligations hereunder, and to the following further conditions:

(a)	Effectiveness of Registration Statement. The Registration Statement, including any Rule 462(b) Registration Statement, the ADS Registration Statement and the 1934 Act Registration Statement have become effective and at the Closing Time and each Date of Delivery, no stop order suspending the effectiveness of the Registration Statement or the ADS Registration Statement shall have been issued under the 1933 Act or the 1934 Act, as the case may be, or proceedings therefor initiated or threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters. A prospectus containing the Rule 430A Information shall have been filed with the Commission in the manner and within the time frame required by Rule 424(b) without reliance on Rule 424(b)(8) or a post-effective amendment providing such information shall have been filed and declared effective in accordance with the requirements of Rule 430A.

(b)	Opinion of U.S. Counsel for the Company. At the Closing Time and each Date of Delivery, the Representative shall have received an opinion, dated as of the Closing Time or such Date of Delivery, as the case may be, of O’Melveny & Myers LLP, U.S. counsel for the Company, in form and substance satisfactory to the Underwriters.

(c)	Opinion of Cayman Islands Counsel for the Company. At the Closing Time and each Date of Delivery, the Representative shall have received an opinion, dated as of the Closing Time or such Date of Delivery, as the case may be, of Conyers, Dill & Pearman, Cayman Islands counsel for the Company, in form and substance satisfactory to the Underwriters.

(d)	Opinion of PRC Counsel for the Company. At the Closing Time and each Date of Delivery, the Representative shall have received an opinion addressed to the Representative, dated as of the Closing Time or such Date of Delivery, as the case may be, of Grandall Law Firm (Shanghai), PRC counsel for the Company, in form and substance satisfactory to the Underwriters.

(e)	Opinion of British Virgin Islands Counsel for the Selling Shareholder. At the Closing Time and each Date of Delivery, the Representative shall have received an opinion addressed to the Representative, dated as of the Closing Time or such Date of Delivery, as the case may be, of Conyers, Dill & Pearman, British Virgin Islands counsel for the Selling Shareholder, in form and substance satisfactory to the Underwriters.

(f)	Opinion of U.S. Counsel for the Selling Shareholder. At the Closing Time and each Date of Delivery, the Representative shall have received an opinion, dated as of the Closing Time or such Date of Delivery, as the case may be, of O’Melveny & Myers LLP, U.S. counsel for the Selling Shareholder, in form and substance satisfactory to the Underwriters.

(g)	Opinion of British Virgin Islands Counsel for the Selling Shareholder. At the Closing Time and each Date of Delivery, the Representative shall have received opinions, addressed to the Representative, dated as of the Closing Time or such Date of Delivery, as the case may be, of Conyers, Dill & Pearman, British Virgin Islands Counsel for the Selling Shareholder, in form and substance satisfactory to the Underwriters.

(h)	Opinion of Depositary’s Counsel. At the Closing Time and each Date of Delivery, the Representative shall have received an opinion, dated as of Closing Time or such Date of Delivery, as the case may be, of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary, in form and substance satisfactory to the Underwriters.

(i)	Opinion of U.S. Counsel for the Underwriters. At the Closing Time and each Date of Delivery, the Representative shall have received an opinion, dated as of the Closing Time or such Date of Delivery, as the case may be, of Simpson Thacher & Bartlett LLP, U.S. counsel for the Underwriters, in form and substance satisfactory to the Representative.

(j)	Opinion of PRC Counsel for the Underwriters. At the Closing Time and each Date of Delivery, the Representative shall have received an opinion, dated as of the Closing Time or such Date of Delivery, as the case may be, of Commerce & Finance Law Offices, in form and substance satisfactory to the Representative.

(k)	Execution of Deposit Agreement. The Company and the Depositary shall have executed and delivered the Deposit Agreement and the Deposit Agreement shall be in full force and effect and the Company and the Depositary shall have taken all action necessary to permit the deposit of the Ordinary Shares and the issuance of the Securities in accordance with the Deposit Agreement.

(l)	Depositary’s Certificate. The Depositary shall have furnished or caused to be furnished to the Underwriters a certificate satisfactory to the Representative of one of its authorized officers with respect to the deposit with it of the Ordinary Shares represented by the Securities against issuance of the ADRs evidencing the Securities, the execution, issuance, countersignature and delivery of the ADRs evidencing the Securities pursuant to the Deposit Agreement and such other matters related thereto as the Representative may reasonably request.

(m)	Form W-9 / W-8. At or prior to the Closing Time, the Representative shall have received a United States Treasury Department Form W-9 or the applicable Form W-8 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof) properly completed and executed by the Selling Shareholder.

(n)	Eligible for DTC Clearance. At or prior to the Closing Time and each Date of Delivery, the Securities shall be eligible for clearance and settlement through the facilities of the DTC.

(o)	No Issuer Free Writing Prospectus. No Issuer Free Writing Prospectus, Prospectus or amendment or supplement to the Registration Statement, the ADS Registration Statement or the Prospectus shall have been filed to which the Representative object in writing.

(p)	Officers’ Certificates. The Representative shall have received certificates of the chief executive officer and the chief financial officer of the Company, dated as of the Closing Time and each Date of Delivery, to the effect that (i) there shall not have been, since the date hereof, any material adverse change in the business, properties, condition, financial or otherwise, or in the earnings, business affairs or prospects of the Company and the Affiliated Entities taken as a whole, whether or not arising in the ordinary course of business, and there shall not have been any adverse legislative or regulatory developments related to the M&A Rules and Related Clarifications that, in the judgment of the Representative (after consultation with the Company), would make it inadvisable to proceed with the public offering or the delivery of the Securities and the Ordinary Shares being delivered at the Closing Time or such Date of Delivery, as the case may be, on the terms and in the manner contemplated in this Agreement (including any such development that results in either PRC counsel to the Company or PRC counsel to the Underwriters not being able to confirm, at the Closing Time or such Date of Delivery, as the case may be, the respective opinions of such counsel), (ii) the representations and warranties in Section 1(a) hereof are true and correct in all respects with the same force and effect as though expressly made at and as of the Closing Time or such Date of Delivery, as the case may be, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time and such Date of Delivery, and (iv) no stop order suspending the effectiveness of the Registration Statement or the ADS Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to their knowledge, contemplated by the Commission. The Representative shall have also received a certificate of the chief financial officer of the Company, dated the day of this Agreement and as of the Closing Time, to the effect that (i) the average concurrent user, peak concurrent user, active paying player and average revenues per user data disclosed in the Registration Statement have been derived from and verified against the Company’s accounting and business records, and the chief financial officer has no reason to believe that such data is not true and correct; and (ii) nothing has come to the chief financial officer’s attention that has led her to believe that at June 6, 2013 there was a decrease in the net current assets or total shareholders’ equity of the Company and the Affiliated Entities as compared with the amounts shown on the March 31, 2013 unaudited condensed consolidated balance sheet included in the Registration Statement other than as a result of the declaration and distribution of dividends described in the Registration Statement; or that for the period from April 1, 2013 to June 6, 2013, there were any decreases, as compared with the corresponding period in the preceding year, in total net revenues, income from operations, net income or basic or diluted earnings per share of the Company and the Affiliated Entities.

(q)	Certificate of Selling Shareholder. At the Closing Time and each Date of Delivery, the Representative shall have received a certificate on behalf of the Selling Shareholder, dated as of the Closing Time or such Date of Delivery, as the case may be, to the effect that (i) the representations and warranties of the Selling Shareholder contained in Section 1(b) are true and correct in all respects with the same force and effect as though expressly made at and as of the Closing Time and such Date of Delivery, as the case may be, and (ii) the Selling Shareholder has complied with all agreements and all conditions on its part to be performed under this Agreement at or prior to the Closing Time and such Date of Delivery.

(r)	Accountant’s Comfort Letter at the Execution of this Agreement. At the time of the execution of this Agreement, the Representative shall have received from Ernst & Young Hua Ming LLP a letter dated such date, in form and substance satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(s)	Bring-down Comfort Letter. At the Closing Time and each Date of Delivery, the Representative shall have received from Ernst & Young Hua Ming LLP a letter, dated as of the Closing Time or such Date of Delivery, as the case may be, in form and substance satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(t)	Approval of Listing. The Securities have been duly listed on the New York Stock Exchange.

(u)	Lock-up Agreements. At the date of this Agreement, the Lock-Up Agreements signed by the persons listed on Schedule C hereto shall remain in force and not have been repudiated by any of the parties to such agreements.

(v)	Additional Documents. At the Closing Time and at each Date of Delivery, counsel for the Underwriters shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company and the Selling Shareholder in connection with the sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representative and counsel for the Underwriters. The Company will furnish the Representative with such conformed copies of such opinions, certificates, letters and documents as the Representative reasonably request. The Representative may in their sole discretion waive on behalf of the Underwriters compliance with any conditions to the obligations of the Underwriters hereunder, whether in respect of a Closing Time, a Delivery Date or otherwise.

(w)	Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several Underwriters to purchase the relevant Option Securities, may be terminated by the Representative by notice to the Company and the Selling Shareholder at any time at or prior to the Closing Time or such Date of Delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.

SECTION 6. Indemnification.

(a)	Indemnification of Underwriters. The Company and the Selling Shareholder, severally and not jointly, agree to indemnify and hold harmless each Underwriter, its partners, directors, officers, affiliates, as such term is defined in Rule 501(b) under the 1933 Act (each, an “Affiliate”), selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, and the successors and assigns of all of the foregoing persons as follows:

(i)	against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the ADS Registration Statement (or any amendment thereto), including the Rule 430A Information or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of or based upon any untrue statement or alleged untrue statement of a material fact included in the General Disclosure Package, any Issuer Free Writing Prospectus, or the Prospectus (or in any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)	against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section (d) below) any such settlement is effected with the written consent of the Company and the Selling Shareholder;

(iii)	against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representative), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that (A) the Underwriters shall first seek indemnity against the Selling Shareholder and to the extent, and only to the extent, that the Selling Shareholder shall be unable to compensate the Underwriters in full for such losses, damages, expenses, liability or claims, shall such Underwriters seek indemnity against the Company; (B) the Selling Shareholder shall not be responsible either pursuant to this indemnity or as a result of any breach of this Agreement, for losses, damages, expenses, liabilities or claims for an amount in excess of the gross proceeds to be received by it from the sales of such Selling Shareholder’s Securities hereunder (before deducting expenses and underwriting commissions) and (C) this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of or based upon any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information concerning such Underwriter furnished to the Company by such Underwriter through the Representative expressly for use in the Registration Statement (or any amendment thereto), including the Rule 430A Information, the General Disclosure Package, any Issuer Free Writing Prospectus, or the Prospectus (or in any amendment or supplement thereto). The parties hereto understand and agree that the only such information furnished by any Underwriter consists of the information described as such in subsection (b) below.

(b)	Indemnification of Company, Directors and Officers and Selling Shareholder. Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, and the Selling Shareholder against any and all loss, liability, claim, damage and expense described in the indemnities contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including the Rule 430A Information, the General Disclosure Package, any Issuer Free Writing Prospectus, or the Prospectus (or in any amendment or supplement thereto) in reliance upon and in conformity with written information concerning such Underwriter furnished to the Company by such Underwriter through the Representative expressly for use therein. The parties hereto understand and agree that the only such information concerning such Underwriter furnished by any Underwriter consists of the following information in the Prospectus furnished on behalf of each Underwriter: information contained in the twelfth paragraph under the heading “Underwriting” discussing possible stabilization measures and the addresses of the Representative appearing in the fourteenth paragraph under the heading “Underwriting”.

(c)	Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Representative, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company and the Selling Shareholder. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of or based upon the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)	Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(i) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholder on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement, or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Selling Shareholder on the one hand and of the Underwriters on the other hand in connection with the statements or omissions, which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company and the Selling Shareholder on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the Selling Shareholder and the total underwriting discount received by the Underwriters, in each case as set forth on the cover of the Prospectus bear to the aggregate public offering price of the Securities as set forth on the cover of the Prospectus.

The relative fault of the Company and the Selling Shareholder on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Shareholder or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company, the Selling Shareholder and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, (i) no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission and (ii) and the Selling Shareholder shall not be required to contribute any amount in excess of the amount by which the gross proceeds received by the Selling Shareholder in the offering exceeds the amount of any damages which the Selling Shareholder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Underwriter’s Affiliates and selling agents shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Initial Securities set forth opposite their respective names in Schedule A hereto and not joint.

The provisions of this Section shall not affect any agreement among the Company and the Selling Shareholder with respect to contribution.

SECTION 8. Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of the Affiliated Entities or the Selling Shareholder submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates or selling agents, any person controlling any Underwriter, its officers or directors, any person controlling the Company or any person controlling the Selling Shareholder and (ii) delivery of and payment for the Securities.

SECTION 9. Termination of Agreement.

(a)	Termination; General. The obligations of the several Underwriters hereunder shall be subject to termination in the absolute discretion of the Representative, at any time at or prior to the Closing Time (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Prospectus and General Disclosure Package, any material adverse change or any development involving a prospective change in the business, properties, condition, financial or otherwise, or in the earnings, business affairs or prospects of the Company and the Affiliated Entities taken as a whole, whether or not arising in the ordinary course of business, the effect of which or development is, in the sole judgment of the Representative, so material and adverse as to make it impractical or inadvisable to proceed with the offering or the delivery of the Securities on the terms and in the manner contemplated in the Registration Statement, the General Disclosure Package and the Prospectus, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in either U.S., Cayman Islands, British Virgin Islands, PRC or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the sole judgment of the Representative, impractical or inadvisable to proceed with the offering or the delivery of the Securities on the terms and in the manner contemplated in the Registration Statement, the General Disclosure Package and the Prospectus, (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or by, as the case may be, any of the New York Stock Exchange, the American Stock Exchange or the Nasdaq global market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the FINRA or any other governmental authority, or (iv) if a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or if a banking moratorium has been declared by either Federal or New York authorities.

If the Representative elect to terminate this Agreement as provided in this Section, the Company, the Selling Shareholder and each other Underwriter shall be notified promptly in writing.

(b)	Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7 and 8 shall survive such termination and remain in full force and effect.

SECTION 10. Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representative shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative shall not have completed such arrangements within such 24-hour period, then:

(a)	if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(b)	if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the Underwriters to purchase and of the Company to sell the Option Securities to be purchased and sold on such Date of Delivery shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section 10 shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Underwriters to purchase and the Company to sell the relevant Option Securities, as the case may be, either the (i) Representative or (ii) the Company and the Selling Shareholder shall have the right to postpone the Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement or Prospectus or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 10.

SECTION 11. Tax Disclosure. Notwithstanding any other provision of this Agreement, immediately upon commencement of discussions with respect to the transactions contemplated hereby, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure. For purposes of the foregoing, the term “tax treatment” is the purported or claimed U.S. federal income tax treatment of the transactions contemplated hereby, and the term “tax structure” includes any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of the transactions contemplated hereby.

SECTION 12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to Morgan Stanley & Co. International plc, 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom, attention of Global Capital Markets; notices to the Company and the Selling Shareholder shall be directed to it at 12/F No. 3 Building, 700 Yishan Road, Shanghai 200233, People’s Republic of China, attention of Ms. Jazy Zhang.

SECTION 13. No Advisory or Fiduciary Relationship. Each of the Company and the Selling Shareholder acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the public offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company and the Selling Shareholder, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or the Selling Shareholder, or its respective stockholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company or the Selling Shareholder with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or the Selling Shareholder on other matters) and no Underwriter has any obligation to the Company or the Selling Shareholder with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of each of the Company and the Selling Shareholder, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company and the Selling Shareholder have consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 14. Parties. This Agreement shall each inure to the benefit of and be binding upon the Underwriters, the Company and the Selling Shareholder and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Company and the Selling Shareholder and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal Representative, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Company and the Selling Shareholder and their respective successors, and said controlling persons and officers and directors and their heirs and legal Representative, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 15. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK.

The Company and the Selling Shareholder hereby submit to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company and the Selling Shareholder irrevocably and unconditionally waive any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in Federal and state courts in the Borough of Manhattan in The City of New York and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The Company and the Selling Shareholder irrevocably appoint CT Corporation System, currently of 111 Eighth Avenue, New York, NY, 10011, as each of their authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agree that service of process upon such agent, and written notice of said service to the Company or Selling Shareholder by the person serving the same to the address provided in Section 12 hereof, shall be deemed in every respect effective service of process upon the Company or the Selling Shareholder in any such suit or proceeding. The Company and the Selling Shareholder further agree to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

SECTION 16. Judgment Currency. The obligations of the Company and the Selling Shareholder pursuant to this Agreement in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company and the Selling Shareholder agree, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.

SECTION 17. TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 18. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 19. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters, the Company and the Selling Shareholder in accordance with its terms.

[Signature Page Follows]

Very truly yours,

GIANT INTERACTIVE GROUP INC.

By
Title:	Chief Financial Officer

VOGEL HOLDING GROUP LIMITED

By
Title:	Director

CONFIRMED AND ACCEPTED,
as of the date first above written:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By
Authorized Signatory

For themselves and as Representative of the other Underwriters named in Schedule A hereto.

SCHEDULE A

SCHEDULE OF UNDERWRITERS AND SELLING SHAREHOLDER

Name of Underwriters	Total Number of Initial Securities from the Selling Shareholder to be Purchased
Morgan Stanley & Co. International plc

Total

Sch A - 1

SCHEDULE B

1. The number of Initial Securities sold by the Selling Shareholder shall be              ADSs. The number of Option Securities as described in Section 2(b) shall be up to              ADSs.

2. The public offering price per ADS, determined as provided in said Section 2, shall be US$        .

3. The purchase price per ADS to be paid by the several Underwriters shall be US$        , being an amount equal to the public offering price set forth above less US$         per ADS; provided that the purchase price per ADS for any Option Securities purchased upon the exercise of the over-allotment option described in Section 2(b) shall be reduced by an amount per ADS equal to any dividends or distributions declared by the Company and payable on the Initial Securities but not payable on the Option Securities.

Sch B – 1

SCHEDULE C

List of persons and entities subject to lock-up

Yuzhu Shi

Jing Shi

Sch C - 1

SCHEDULE D

Specify each Issuer General Use Free Writing Prospectus

None

Sch D - 1

EXHIBIT D-1

Form of Lock-Up Agreement

Lock-Up Agreement

                    , 2013

Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London E14 4QA

United Kingdom

As Representative of the several Underwriters

named in Schedule A to the Underwriting Agreement.

    Re: Giant Interactive Group Inc.

Ladies and Gentlemen:

The undersigned understands that you, as representative (the “Representative”) on behalf of the several underwriters named in Schedule A to such agreement (collectively, the “Underwriters”), proposes to enter into an underwriting agreement (the “Underwriting Agreement”) with Giant Interactive Group Inc. (the “Company”), a company incorporated in the Cayman Islands, and the Selling Shareholder named therein, with respect to the public offering (the “Offering”) of American Depositary Shares (the “ADSs”) representing ordinary shares of the Company, par value US$0.0000002 per share (the “Ordinary Shares”).

In recognition of the benefit that such an offering will confer upon the undersigned, and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned will not, for a period of 90 days after the date of the final prospectus to the Offering (the “Lock-Up Period”), without the prior written consent of the Representative on behalf of the underwriters, (1) offer, sell, contract to sell, announce the intention to sell, issue, pledge, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of the ADSs or Ordinary Shares or any securities of the Company that are convertible into or exercisable or exchangeable for the ADSs or Ordinary Shares (collectively, the “Lock-Up Securities”), whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition; (2) file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement under the Securities Act of 1933, as amended, with respect to any of the Lock-Up Securities; or (3) enter into any swap or other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of the Lock-Up Securities or other securities, in cash or otherwise. The foregoing sentence shall not apply to (i) any sale and transfer of ADSs and the Ordinary Shares in the Offering.

Exhibit D-1 - 1

Notwithstanding the above, if (1) during the last 17 days of the initial Lock-Up Period, the Company releases an earnings release or material news or a material event or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results, or become aware that material news or a material event will occur, during the 16-day period beginning the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event, as applicable, unless the Representative waive, in writing, such extension.

The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired. At any time and without public notice, the Representative may, in their sole discretion, provide consent to release some or all the ADSs from this Lock-Up Agreement.

In addition, the undersigned hereby waives any and all preemptive rights, participation rights, resale rights, rights of first refusal and similar rights that the undersigned may have in connection with the Offering or with any issuance or sale by the Company of any equity or other securities before the Offering, except for any such rights as have been heretofore duly exercised.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal Representative, successors, and assigns.

[End of Page]

Exhibit D-1 - 2

Very truly yours,

Exact Name of Shareholder

Authorized Signature

Title

Exhibit D-1 - 3